June 27, 2016

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Ocean Thermal Energy Corporation
Form 10-12G
Filed May 3, 2016
File No. 000-55573

Dear Ms. Ransom:

This letter is in response to your letter dated May 27, 2016, respecting your review of the Form 10 General Form for Registration of Securities filed May 3, 2016, by Ocean Thermal Energy Corporation (“OTE”). Set forth below are your comments, followed by OTE’s responses.

General

1.           Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, as amended. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur these obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response:	Noted.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

2.           Please include representations included at the end of our letter dated February 17, 2016 (“Tandy Representations”), in your next response letter. Please also note that these representations must be made by the company.

Response:	Tandy Representations have been added at the end of this letter.

3.           We note your response to comment 3. We further note that throughout your registration statement you provide footnotes citing uniform resource locators (URLs), or hyperlinks, to third-party websites to support factual assertions, statistical data or otherwise. Please be advised that where you include a hyperlink in your filing, you assume responsibility for the information on the hyperlinked website and the information accessible through the hyperlinked website as if it were part of your filing. Please refer to footnote 41 of Release No. 34-42728 for further guidance regarding the use of hyperlinks in your filing.

Response:
OTE’s copy of the filed Form 10, as well as the copy that we access on EDGAR, do not contain hyperlinks—i.e., references that can be followed directly by clicking or hovering. OTE understands these to be internet URL addresses only. Such addresses not constituting hyperlinks do not cause OTE to assume responsibility for the information on the cited website as if it were part of OTE’s filing. In each instance, OTE has removed tagging that renders the URL address inactive. Also, note that OTE has added a statement that all URLs referred to are inactive. See text on page 3.

Item 1. Business

The Technology, page 4

4.           We note your response to prior comment 4 and reissue in part. Please disclose the basis for the statements you make in the prospectus about the electricity cost of OTEC and SWAC as compared to other sources of electricity. Please address the following statements:

•
“In our markets, fossil-fuel generated power costs $0.35 per kWh and up, providing us with an opportunity to offer base-load energy (the amount of energy required to meet minimum requirements) pricing that is better than our customer's next best alternative.” Please provide additional disclosure about how you determined the price per kWh for fossil-fuel generated power, and disclose that because you have not yet built any OTEC or SWAC facilities, you can only estimate the cost per kWh of electricity generated by facilities you propose to build.

•	Please disclose the basis for your statement on page 5 that fossil-fuel based energy is decreasing in supply and increasing in cost.

Response:	First disclosure revised. Second statement deleted.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

5.           We note your response to comment 5 and reissue in part. Please provide additional detail about how you are deriving the conventional cost of electricity to which you are comparing SWAC costs.

Response:	Disclosure revised.

How the Technology Works, page 6

6.           We note your statement that by comparing “Federal Energy Management Program engineering efficiency requirements with [y]our own engineering estimates for [y]our Baha Mar plant, [you] estimate that SWAC systems can reduce electricity consumption by as much as 90% when compared to conventional systems.  .  .  .” Please disclose how you arrived at this conclusion. In your explanation, please detail the engineering estimates of your Baha Mar plant as compared to the detailed efficiency requirements of the Federal Energy Management Program. Additionally, please clarify whether the engineering estimates of the Baha Mar project are or would be comparable to existing or future SWAC projects so that investors may gauge the applicability of this conclusion to reductions in electricity consumption of air cooling systems generally.

Response:	Disclosure revised.

Why OTEC Versus Other Energy Sources, page 7

7.           You state that a shortcoming of solar panel alternative energy sources in comparison to OTEC systems is that support structures for solar panels must be more substantial in order to hold solar panels in place in case of hurricane-force winds which place stress on the electrical grid and ultimately affect the reliability of the power supply. These statements suppose that an OTEC system would be more apt to withstanding extreme weather conditions such as hurricane-force winds. However, on page 36, you state as a Risk Factor that your plants’ location on shores, within close proximity of deep ocean or lake water, make them susceptible to extraordinary natural occurrences, such as hurricanes or other natural disasters, which may affect the reliability of power-generation activities. Please revise your disclosure to reconcile these inconsistent statements.

Response:	Disclosure revised.

Why OTEC Now, page 8

8.           We note your statement that “data published by the American Society of Civil Engineers showed that at least 98 nations and territories using an estimated 7 terawatts of potential OTEC net power are candidates for OTEC-power systems” and that from this, you estimated the demand for worldwide OTEC power to be worth $98 billion over the life of energy supply contracts. Please revise your disclosure include the date of publication for the document you use to support this assertion so investors may gauge the reliability of the data you are referencing. Additionally, please tell us how you arrived at dollar figure estimate for worldwide demand of OTEC power based on the referenced data. We may have additional comments.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

Response:	Disclosure revised, third-party source replaced.

Energy Services Agreement—Baha Mar, page 12

9.           We note your statement that you are not a party to the bankruptcy proceedings of Baha Mar Ltd. in the Bahamas Supreme Court. Please tell us the legal, financial and business implications with your choice not to be a party to the Baha Mar Ltd. bankruptcy proceedings. For example, discuss how a completed bankruptcy proceeding will affect your right to recover under the defaulted energy service agreement referenced in this section if you do not pursue the company while they are in bankruptcy. Additionally, please disclose any legal or contractual time limits for pursuing your right to recover damages under this agreement or applicable law. Specifically, discuss any limits on recovery that exist under the contract or if and how your right to recover damages may lapse with the passage of time and prevent you from ever recovering money damages under the Baha Mar Ltd. energy service agreement. Additionally, please also include an associated risk factor discussing the potential risks to your business and financial condition regarding the limitations described herein.

Response:	Disclosure revised and expanded.

10.           We note your statement that DCO Energy invested $1.0 million in your company. However, on page 53, you disclose a related party transaction in which DCO Energy purchased a note payable for $1,000,000. If these two statements refer to the same transaction, please revise your disclosure in this section to clarify the method of their investment in your company. However, if the two referenced statements refer to different transactions involving DCO Energy, please include in your Related-Party Transactions section the information required by Item 404 of Regulation S-K regarding the $1.0 million investment by DCO Energy that you reference on page 12.

Response:	Both references are to the same transaction. Additional detail has been added to the first discussion.

Item 1A. Risk Factors, page 28

11.           We note your disclosure in Management’s Discussion and Analysis that the declining price of crude oil has slowed the increased economic feasibility of alternative energy and that your development efforts will continue to be challenged by low fossil fuel prices if the declining trend continues. Please include an associated risk factor discussing the risks to investors and your business associated with the current price of crude oil and future price in the event it continues on its downward trend. Please refer to Item 503(c) of Regulation S-K.

Response:	Risk factor added.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

We Are An “Emerging Growth Company”.  .  ., page 40

12.           We note your response to comment 2. We further note your disclosure that your company qualifies as an Emerging Growth Company under the JOBS Act and the various exemptions available for companies that meet the definition. Please revise your disclosures to state your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), supplement your risk factors to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Furthermore, state in your risk factor that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

Response:	Disclosure revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Recent Operations, page 41

13.           We are unable to locate your revisions responding to our comment 13. Accordingly, we reissue the comment. Please disclose whether you have commenced the SWAC component of the Baha Mar project. Please also quantify the capitalized costs that you will be required to expense if the Baha Mar project does not resume.

Response:	Disclosure added.

14.           We note your disclosure that salaries and wages and professional fees on a combined basis were $4.9 million in 2015 as compared to $2.4 million in 2014. You also disclose that $208,125 of salaries incurred during 2014 for installing pipe for the Baha Mar project were capitalized rather than expensed and that construction stopped at the Baha Mar project in mid-2015 following the bankruptcy of the Baha Mar project developer. Your discussion should explain and quantify the reason(s) for fluctuations in each material line item in the income statement. Your existing discussion does not adequately explain the reasons for the changes in either salaries/wages or professional fees. It should be clear from your discussion the reasons that salaries and wages increased 350% between the years, especially in light of stopping construction in mid-2015. Please revise your discussion to explain in detail the reasons for fluctuations in all material items of income and expense. To the extent expense items have been capitalized, please quantify such that your discussion also explains reasons for material fluctuations in balance sheet accounts.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

Response:
Salaries and wages increased 244% in 2015 over 2014, which was mainly due to OTE’s issuance of common stock to several key employees based on their compensation agreements, including 1,000,000 shares to Jeremy Feakins, OTE’s chief executive officer, and 1,000,000 to James Garner, a former executive officer. The shares were recorded at $0.85 per share, the price at which shares were sold for cash to unaffiliated parties in contemporaneous transactions, and amounted to $2,417,400 (see Related-Party Transactions). Consulting expenses decreased in 2015, as compared to 2014, by approximately 65% and were mainly comprised of charges in 2014 that were no longer continued in 2015. The 2014 consulting expenses included fees paid to a financial group that assisted with OTE’s merger with BBNA and James Greenberg, a director and chief sustainability officer of OTE, who died on April 11, 2015.

15.           We note your disclosure that general and administrative (G&A) expenses decreased to $0.6 million or about 43% in 2015, as compared to $1.1 million in 2014, reflecting the post Baha Mar project developer’s bankruptcy. Please expand your disclosure to more clearly explain why the bankruptcy of the Baha Mar project developer caused your G&A expenses to decline and whether any other projects caused a fluctuation in G&A between the years. Please ensure your discussion of the trend of G&A expenses is compared to the trend of other expenses associated with Baha Mar and other projects. Please note that it is not sufficient to merely recite information such as changes in dollar amounts or percentages of financial statement line items between periods that can be readily determined from your financial statements. Management’s Discussion and Analysis should provide your investors with the opportunity to view your results through the eyes of your management and should explain the reasons for such changes.

Response:
General and administration expenses in 2015 reflected a decrease of approximately 43%, as compared to 2014, comprised of decreases in travel, marketing, and office expenses as OTE’s efforts were limited by capital constraints and uncertainty about its Baha Mar project.

Item 6. Executive Compensation

Summary Compensation Table, page 51

16.           We note your response to comment 23 and reissue the comment in part. Please explain to us how you determined that you only had two named executive officers for fiscal year 2015. In this regard, we note your “Key Executives” section lists persons that may be in charge of a principal business unit, division, or function, or perform a policy making function. Please refer to Item 402(m)(2)(ii) and (iii) of Regulation S-K and the Instructions to Item 402(m)(2) of Regulation S-K.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

Response:
OTE has again reviewed Item 402(m)(2) of Regulation S-K and again concludes that the term “Key Executives” does not meet the definition of executive officers. OTE believes that the listed individuals meet the definition of “key employees” in Item 401(c) of Regulation S-K and has renamed this subsection accordingly.

17.           We note your disclosure that you issued $850,000 in stock awards to Mr. Feakins in fiscal year 2015. Please provide narrative disclosure explaining how you determined the amount of this award and disclose whether you anticipate issuing similar awards in the future. Please refer to Item 402(o) of Regulation S-K.

Response:
In 2015, OTE issued 1,000,000 shares of common stock with a value of $850,000 to Jeremy P. Feakins, its chief executive officer, under his compensation agreement. The stock was valued at $0.85 per share, which was equivalent to the cash price at which unaffiliated parties purchased shares for cash during the period. There is currently no similar award anticipated in the future. The disclosure has been expanded.

Related-Party Transactions, page 53

18.           We note your disclosure of several related party transactions. Please enhance your disclosure to include enhanced descriptions of the related party transactions, the names of the related persons involved in each transaction and the basis on which you believe they are a related person. For example, please provide the name of the consultant, who became an executive officer, to whom you issued a note payable for $100,000 and warrants to purchase 100,000 shares of common stock. Please refer to Item 404(d) of Regulation S-K and provide the information required by Item 404(a)(1)-(6).

Response:	Disclosure expanded.

Item 10. Recent Sales of Unregistered Securities, page 55

19.           We note your response to comment 26 and reissue the comment. Please disclose the information required by Item 701 of Regulation S-K which requires disclosure of the names of individual purchasers, or the identification of the class of persons, to whom the unregistered securities were sold. For example, please disclose the name of the affiliated investor you issued 546,964 shares of common stock upon the conversion of a note payable to in November 2014.

Response:	Disclosure expanded to name affiliated persons or the class of unaffiliated persons to whom securities were issued as provided in Item 701(b).

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

Financial Statements for the Years Ended December 31, 2015 and 2014

General

20.           Please update your financial statements and other financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

Response:	OTE’s unaudited financial statements for the quarter ended March 31, 2016, are included.

21.           We note your response to prior comment 28 that “disclosure has been expanded.” However, we are unable to locate any expanded disclosure related to specific projects. Please revise or provide a note to your financial statements which includes this information. To the extent the information in Note 1(F) is intended to provide project information, please make it clear which project is covered by which geographic area. Please specifically ensure that any costs associated with the Baha Mar project are separately disclosed along with a reference to the note containing costs by project. We may have further comment.

Response:	OTE has updated the footnote to separately disclose which projects are included in each segment.

Note 5. Notes Payable, page F-13

22.           We note your disclosure on page 53 that on February 10, 2012 you issued a note payable for $1,000,000 and warrants to purchase 3,295,761 shares of common stock with an exercise price of $0.50 per share and that in April 2016 you entered into a forbearance and loan extension agreement extending the dates for repayment of the note and expiration of the warrant to February 2017. However, you also disclose that you repriced these warrants during 2013 and that the warrants were exercised upon repricing. It is unclear to us how the expiration date could be extended for warrants which have been exercised, please explain or revise. We also note your disclosure on page 53 that on April 1, 2014 you issued a $2,265,000 note payable and two-year warrants to purchase 12,912,500 shares of your common stock with an exercise price equal to the greater of one-half of your listing stock price on a public exchange or $0.425 per share and that in April 2016 you entered into a forbearance and loan extension agreement extending the dates for repayment of the note and expiration of the warrant to February 2017. We finally note your disclosure in Note 5 that these warrants expire one year after your shares are listed on a recognized public exchange. Please revise to ensure consistency of your disclosures regarding these instruments throughout your filing. Please also revise your disclosures on page 53 and your disclosures in Note 5 to clarify that the terms of these warrants were modified and the accounting you employed. If you did not modify such warrants, please explain in detail how you concluded there was no modification. Assuming such warrants were modified in April 2016, please tell us how you plan to account for such modifications and your basis in GAAP for the accounting. If material, disclose the amount of any additional expense that will be recognized in future periods.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

Response:
The warrant issued with the February 2012 note was modified in 2013. The modification was accounted for as an exchange of the old warrant for a new warrant and the difference in the fair value was recorded as an additional debt discount. The modified warrant was exercised upon modification and the additional expense was recorded during 2013. The disclosure for the modification of the $2,265,000 loan and warrant has been revised and is now consistent.

23.           We note your disclosure that during 2015 you issued a $1,000,000 promissory note for working capital loans and issued warrants to purchase 4,480,000 shares of your common stock at an exercise price of $0.25 per share. You disclose in Note 10 that on April 1, 2016, the note was amended to increase the working capital loan up to $2,000,000, to extend the due date to February 3, 2017 and to increase the warrant to purchase 8,000,000 shares. Please revise your disclosures in Note 10 to indicate the exercise price of the new warrants and to clarify whether the terms of these warrants were modified. If you did not modify such warrants, please explain in detail how you concluded there was no modification. If these warrants were modified in April 2016, please tell us how you plan to account for the modifications and your basis in GAAP for the accounting. If material, disclose the amount of any additional expense that will be recognized in future periods.

Response:
The warrant was modified in March 2016 and OTE has treated the modification as an exchange of the old warrant for a new warrant and recorded the additional fair value as a debt discount and will be amortized over the life of the new modified loan. OTE has updated the note to disclose the additional fair value of the modification.

Note 8. Commitments and Contingencies, page F-35

24.           We note your response to comment 30 and your revised disclosures in Note 8 and pages 14 and 15. We also note the following disclosures in your filing:

•
The provisions of Section 12.02(b) of the ESA (filed as Exhibit 10.13) which provide that enforceability of the ESA may be limited by bankruptcy, insolvency and other legal principles pertaining to your rights as a creditor of Baha Mar.

•	Your disclosure in the third paragraph on page 15 regarding the risk that the Baha Mar project could be abandoned or that a new owner could seek to void the ESA.

•
Your disclosure that your ESA is binding on any successor developer that takes over the development and finishes construction and that you would assert your contract rights against any successor developer.

OCEAN THERMAL ENERGY CORPORATION

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 27, 2016

________________________________________

Please explain how each of these bullet points supports your continued capitalization of construction costs related to Baha Mar. Please ensure your response references the specific contractual provisions of your ESA that would require any successor owner/developer of the Baha Mar project to both assume your ESA and compensate you for costs incurred. As previously requested, please provide us with your detailed analysis as to how you concluded that the capitalized costs associated with your Baha Mar project are recoverable as of the latest balance sheet date. Your response should address the likelihood of recovery in light of the bankruptcy proceedings. Likewise, please address the likelihood of recovery in the event the bankruptcy court rejects the ESA. As part of your response, please specifically advise whether you performed any type of valuation or discounted cash flow analysis related to such capitalized costs. If so, please show us the results of your analysis and provide the reasons such a scenario is probable of occurring. If your sole basis for continued capitalization relates to assumption of the ESA by an unknown third party, explain how such a possibility is probable. Please refer to ASC 360-10-35-15 through 35-49 in preparing your response.

Response:	OTE has restated its 2015 financial statements to expense project costs related to the Baha Mar project and has revised the disclosures accordingly throughout the registration statement.

_________________________

OTE acknowledges the following:

•	OTE is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	OTE may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions respecting the foregoing or if additional information would be helpful to your review.

Sincerely,

OCEAN THERMAL ENERGY CORPORATION

/s/ Jeremy P. Feakins
Jeremy P. Feakins
Chief Executive Officer and Chief Financial Officer